EXHIBIT 12.2

ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED UNIT DISTRIBUTIONS

(Dollar amounts in thousands)

(Unaudited)

	Nine Months Ended
	September 30,		Twelve Months Ended December 31,

	2003(1)	2002(1)	2002(1)	2001(1)	2000(1)	1999(1)	1998(1)

Earnings from operations	$83,516	$138,627	$180,698	$144,096	$147,432	$151,457	$108,041
Add:
Interest expense	138,050	121,653	190,319	87,121	110,134	93,226	56,328

Earnings as adjusted	$221,566	$260,280	$371,017	$231,217	$257,566	$244,683	$164,369

Combined fixed charges and Preferred Unit distributions:
Interest expense	$138,050	$121,653	$190,319	$87,121	$110,134	$93,226	$56,328
Capitalized interest	18,457	24,587	34,303	29,186	34,471	38,781	29,942

Total fixed charges	156,507	146,240	224,622	116,307	144,605	132,007	86,270

Preferred Unit distributions	21,737	25,950	34,024	22,277	25,340	23,733	20,938

Combined fixed charges and Preferred Unit distributions	$178,244	$172,190	$258,646	$138,584	$169,945	$155,740	$107,208

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.2	1.5	1.4	1.7	1.5	1.6	1.5

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.

(2)	The nine months ended September 30, 2003 include $25.0 million in expense for estimated and incurred legal fees for our counsel and plaintiffs’ counsel, estimated settlement costs based upon the current status of discussions, additional resident property repair and replacement costs and temporary resident relocation expenses associated with moisture infiltration and resulting mold issues at Harbour House, a Southeast Florida high-rise property that became subject to litigation in the third quarter of 2002.